J:COM

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T : +81 3 6765 8100 F : +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

July 13, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Enclosed herewith please find the copy of the following press releases in English:

   (a) J:COM ANNOUNCES SUBSIDIARY NAME CHANGE AND REORGANIZATION OF TECHNOLOGY SECTION (July 1,2005)

   (b) JUPITER TELECOMMUNICATIONS ANNOUNCES SECOND QUARTER 2005 FIGURES (July 13,2005)

   (c) J:COM ON DEMAND OFFERS EXCLUSIVE VOD CONTEST: "MA LA XIAN SHI"(SPICY HOT TEACHER) STARRING ASIA'S TOP POP GROUP "F4" (July 8, 2005)

   (d) OUTFLOW OF 54 CUSTOMERS INFORMATION AT OUR MANAGED FRANCHISES. -J:COM GROUP WILL THOROUGH STRENGTHEN INTERNAL CONTROL AND SECURITY MEASURES-.(June 17,2005)

dlw 7/19

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,



Koji Kobayashi
IR Officer
IR Office & Treasury Dept.


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2005
WASH, D.C. 199 SECTION

FOR IMMEDIATE RELEASE
Jupiter Telecommunications Co., Ltd.
July 1, 2005

J:COM ANNOUCES SUBSIDIARY NAME CHANGE AND REORGANIZATION OF TECHNOLOGY SECTION

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ code: 4817), announced today that it is renaming its subsidiary previously known as Cable Systems Engineering Corp., which will begin operations as J:COM Technologies Co., Ltd. as of July 1. J:COM Technologies will be positioned at the core of J:COM Group's technology section, which is responsible for J:COM's infrastructure and equipment installation, as well as maintenance and repair. J:COM Technologies will specifically oversee the management, efficiency and quality of the group's technological efforts. Along with this reorganization, the following executives have been assigned to new positions within the J:COM group:

As of June 24
Shunzo Yamaguchi
New: Director, SVP, Engineering, Jupiter Telecommunications Co., Ltd. &
President, Cable Systems Engineering Corp.*
Previous: Director, SVP, Engineering, Jupiter Telecommunications Co., Ltd.

Toshifumi Saito
New: Executive Vice President, Cable Systems Engineering Corp.*
Previous: President, Cable Systems Engineering Corp.

* *On July 1st,* Cable *Systems Engineering Corp. will be renamed J:COM Technologies Co., Ltd.*

As of July 1
Shunzo Yamaguchi
New: Director, SVP, Engineering, Jupiter Telecommunications Co., Ltd. &
President, J:COM Technologies Co., Ltd.
Previous: Director, SVP, Engineering, Jupiter Telecommunications Co., Ltd. &
President, Cable Systems Engineering Corp.

Minzu Asano
New: Deputy SVP, Engineering, Jupiter Telecommunications Co., Ltd. &
Executive Vice President; General Manager, Administration Division; General Manager, J:COM Solution, J:COM Technologies Co., Ltd.
Previous: Deputy SVP, Engineering, Jupiter Telecommunications Co., Ltd. &
Executive Vice President, Cable Systems Engineering Corp.

Toshifumi Saito
New: Executive Vice President, Business Expansion, J:COM Technologies Co., Ltd.
Previous: Executive Vice President, Cable Systems Engineering Corp.

Hirohito Toyokawa
New: VP, Network Management & Assistant SVP, Engineering, Jupiter Telecommunications, Co., Ltd.
Previous: VP, Network Management, Jupiter Telecommunications, Co., Ltd. &
Deputy VP, Operation Service Support, @NetHome Co., Ltd.

Shinpei Kendo
New: VP, Human Resources, Jupiter Telecommunication Co., Ltd.
Previous: Deputy VP, Human Resources, Jupiter Telecommunications Co., Ltd.

Rikie Miura
New: Deputy General Manager, Administration Division & VP, Administration &
Human Resources, J:COM Technologies Co., Ltd.
Previous: VP, Human Resources, Jupiter Telecommunications Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,922,900 subscribing households (as of March 31, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of April 1, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.1 million (as of March 31, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, Microsoft Group, and Sumitomo Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information, visit J:COM's website at http://www.jcom.co.jp/english/index.php

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



July 13, 2005
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

JUPITER TELECOMMUNICATIONS ANNOUNCES SECOND QUARTER 2005 FIGURES

J:COM's Subscribing Households Across Japan Have Increased by 6.4 Percent

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the second quarter of 2005. J:COM owns and/or operates 17 local cable franchises throughout Japan (serving customers in 32 systems), as of the end of June 2005, utilizing cable network technology to bring cable television, high-speed Internet, and phone services to customers in those service areas. J:COM's subscribing households, the number of households subscribing to at least one J:COM service through J:COM's cable system network, increased by 117,000 year-over-year to 1,955,800 as of June 30, 2005, an increase of 6.4 percent since June 30, 2004.

The total number of households subscribing to J:COM TV increased to 1,656,400 households (of which 426,000 households subscribed to digital services), an increase of 78,400 households (5.0%) compared to the same period last year. J:COM NET subscribers increased to 808,500 households, an increase of 107,600 households (15.4%), and J:COM PHONE subscribers increased to 859,200 households, an increase of 200,000 households (30.3%) during the same period.

Numbers are in thousands (000s), rounded to the nearest hundred:

	Number of Households Subscribing to			**Number of Households Subscribing to at Least 1 J:COM Service***
	J:COM TV	J:COM NET	J:COM PHONE	
As of June 30, 2005	1,656,400 (including digital: 426,000)	808,500	859,200	1,955,800
As of June 30, 2004	1,578,000	700,900	659,200	1,838,800
Number of Increase	78,400	107,600	200,000	117,000
Percent Increase	5.0%	15.4%	30.3%	6.4%

Between April 1, 2005 and June 30, 2005, the number of households subscribing to J:COM TV increased by 27,600. The number of households subscribing to J:COM NET increased by 31,300 during the quarter, and the number of households subscribing to J:COM PHONE increased by 47,300 during the same period of time.

Demonstrating the continued effectiveness of J:COM's bundled-services approach, the average number of services subscribed to by each J:COM subscribing household increased to 1.70 as of June 30, 2005, up from 1.60 as of June 30, 2004.

Note: All numbers mentioned above are based on subscribing household numbers of managed franchises. The subscribing household numbers of consolidated franchises only are as follows.

Numbers are in thousands (000s), rounded to the nearest hundred:

Consolidated J:COM Franchise Total As of June 30, 2005	*Number of Households Subscribing to*			*Number of Households Subscribing to at Least 1 J:COM Service**
	J:COM TV	*J:COM NET*	*J:COM PHONE*	
	1,546,700 (including digital 406,400)	*763,600*	*807,100*	*1,826,200*

Based in Tokyo, J:COM provides services through 17 managed franchises (As of June 30 2005), including cable television services (J:COM TV), high-speed cable Internet access services (J:COM NET) and telephony services (J:COM PHONE) where available. These services are provided through J:COM's fiber and cable network, which carries information, entertainment, content and services directly to homes in J:COM service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 17 managed franchises (as of June 30 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.1 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information (available in English as well), visit J:COM's website at http://www.jcom.co.jp.

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J:COM

JUPITER VOD

FOR IMMEDIATE RELEASE
Jupiter Telecommunications Co., Ltd.
Jupiter VOD Co., Ltd.
July 8, 2005
For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

J:COM ON DEMAND OFFERS EXCLUSIVE VOD CONTENT: "MA LA XIAN SHI" (SPICY HOT TEACHER) STARRING ASIA'S TOP POP GROUP "F4"

Amidst Soaring Popularity in Japan, F4's Debut TV Series Starts on J:COM On Demand on August 1st

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ code: 4817), Japan's largest multiple system operator (MSO), and Jupiter VOD Co., Ltd. (Jupiter VOD), a leading video-on-demand (VOD) content aggregator for cable operators in Japan, jointly announced today that J:COM On-Demand will offer the first season of "Ma La Xian Shi" (Spicy Hot Teacher) on an exclusive basis from Aug 1st. The series, featuring Jerry Yen and Ken Chu of the male pop group "F4" has already enjoyed huge success throughout Asia. Jupiter VOD obtained the VOD rights to all ten episodes of the initial series and is providing the program exclusively through J:COM On Demand. J:COM digital subscribers can access their chosen programs whenever they want with full fast-forward, rewind and pause functionality. "Ma La Xian Shi" (Spicy Hot Teacher) will be the first such exclusive content in Japan, and the first episode will be offered to subscribers free of charge.


F4
明星学園
© Chinese Television System Inc, and Hochan Disseminate Co., Ltd. All rights reserved.

"F4" is the pop foursome that emerged from the Taiwanese series "Meteor Garden," based on a Japanese comic original work. "Meteor Garden" was the first series of its kind to set ratings records in countries throughout Asia, including Taiwan, Hong Kong, Singapore and Indonesia, propelling "F4" to top Asia-wide pop celebrity status. The popularity of "F4"

took off in Japan in the fall of 2004 when their first video was released, and their status has continued to rise with no end in sight. Since then they have released a CD, published a collection of photographs and released a feature film starring the band members.

"Ma La Xian Shi" (Spicy Hot Teacher) tells the story of an unconventional new teacher of a prestigious Taipei high school, and the humorous antics that involve the interesting students in the class. The program has run continually since its broadcast launch in Taiwan in 2000, as well as in Hong Kong. It has served as something of a gateway to pop stardom, launching the careers of two "F4" members and a succession of other young stars.

"F4" is the driving force behind the "Taiwan boom" that is following on the heels of the succession of South Korean successes that have taken Japan's entertainment world by storm. For fans of the burgeoning stars, the initial "Ma La Xian Shi" (Spicy Hot Teacher) series is a must-see program for the group. DVD releases of the 2nd and 3rd "Ma La Xian Shi" (Spicy Hot Teacher) episodes are scheduled for October and December respectively.

"Ma La Xian Shi" (Spicy Hot Teacher) Availability Schedule:

Dates: Aug 1st (Mon) - Oct 28th (Fri)
Fees: 315 Yen per episode (incl. tax)
Note: First episode is available free of charge from J:COM On Demand

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,922,900 subscribing households (as of March 31, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of April 1, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.1 million (as of March 31, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information, visit J:COM's website at http://www.jcom.co.jp/english/index.phpT

About Jupiter VOD Co., Ltd.

Jupiter VOD Co., Ltd. was established on May 13, 2004 as a VOD content aggregator for the Japan cable market, and is owned by Jupiter Telecommunications (J:COM) and Jupiter Programming Co., Ltd., a multichannel program provider in Japan. Since beginning commercial operations in January 2005, Jupiter VOD has continually strengthened its diverse lineup of foreign and Japanese movies, TV dramas and animation by entering into deals with major Hollywood studios as well as domestic distributors and production companies. Jupiter VOD will continue to devote efforts to improve the quality and range of its lineup. For more information, please visit www.jvod.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.